UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)


                        The Ashton Technology Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-10-0
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

    Louis J. Bevilacqua, Esq., Cadwalader Wickersham & Taft, 100 Maiden Lane,
                               New York, NY 10038
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fredric W. Rittereiser
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[x] (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [x]
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              -0-
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                -0-
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Robert A. Eprile
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP    OR    PLACE    OF    ORGANIZATION    U.S.A.    ------
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              750,000
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                750,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       John A. Blohm
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              12,500
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                12,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Dover Group, Inc.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [x]
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              513,500
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                513,500
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              -0-
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Dr. F.E. Weimmer, Jr.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              130,000
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                130,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Weimmer, Sr.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              10,000
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                10,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       F.E. Rittereiser, Sr.
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              75,000
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                75,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Tom Rittereiser, as Trustee for Alexis J. Rittereiser, Amanda Weimmer,
       and John Weimmer
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[x]  (b)[ ]
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
- --------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              110,000
    NUMBER OF
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              513,500
      OWNED BY
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                110,000
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              513,500
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,601,000
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [ ]
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                21.17%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
- --------------------------------------------------------------------------------

     This Statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock"), of The Ashton Technology Group, Inc. (the "Issuer" or the "Company"). Robert A. Eprile ("Eprile") filed his initial Schedule 13D on July 22, 1996 to report ownership of shares of the Common Stock. Eprile filed Amendment Number 1 to his Schedule 13D on July 2, 1996. Eprile filed Amendment Number 2 to his Schedule 13D on September 6, 1996. The Dover Group, Inc. ("Dover"), F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr., and Tom Rittereiser as Trustee for A.J. Rittereiser, A. Weimmer, and J. Weimmer ("Tom Rittereiser as Trustee"), filed their initial Schedule 13D on May 2, 1996, and filed Amendment No. 1 to their Schedule 13D on May 31, 1996. This Schedule 13D is filed on behalf of Fredric W. Rittereiser ("Rittereiser"), Eprile, Dover, John A. Blohm ("Blohm"), F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr., and Tom Rittereiser as Trustee (each of the foregoing persons, a "Reporting Person"). The Reporting Persons may be deemed to constitute a "group" under Regulation 13D. This Statement amends and supplements any previous Regulation 13D filings made regarding the Issuer by Eprile, Dover, F.E. Weimmer, Sr., Dr. F.E. Weimmer, Jr., F.E. Rittereiser, Sr., and Tom Rittereiser as Trustee.

Item 1.  Security and Issuer

     The Issuer's principal executive office is located at 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559.

Item 2.  Identity and Background

         1.   (a) Fredric W. Rittereiser

              (b) c/o The Dover Group, Inc., 17 Route 37 East, Toms River, NJ 08753.

              (c) Management Consultant, Chairman of the Board of Directors and Chief Executive Officer of The Dover Group, Inc., a stockholder of the Issuer.

              (d) No.

              (e) Rittereiser served as President of Sherwood Capital Corp. ("Sherwood"), a broker-dealer in securities from February, 1987 through October, 1988. In May of 1993, a former customer of Sherwood brought an action naming as Respondents Sherwood, the account executive who had previously serviced the customer's account, the branch manager of the location where the customer's account had previously been maintained and Rittereiser, as President of Sherwood. The customer alleged that as a result of the account executive having made unsuitable investment recommendations, he had incurred losses for which Sherwood, the branch office manager and Rittereiser were jointly and severally liable as a result of their alleged failure to have properly supervised the account executive.

              In August of 1993, the customer and Sherwood executed a Release and Settlement Agreement which provided, in pertinent part, that the customer would withdraw all claims that had been asserted against Sherwood and its affiliated parties (including former officers) and that the customer would release Sherwood and such affiliated parties from all further claims.

              Based in part on Rittereiser's belief that as an officer he was an affiliated party of Sherwood who was indemnified and therefore covered by the Release and Settlement Agreement, as well as the fact that Rittereiser was not served with a copy of the customer's Statement of Claim, Rittereiser did not respond to the customer's allegations. In April of 1994, notwithstanding the Release and Settlement Agreement and the fact that Rittereiser was not then a member of the NASD, a default award was entered against Rittereiser and the other individual Respondents in the amount of $33,500 together with the costs in the amount of $1,700. Rittereiser did not pay this arbitration award and, as a result thereof, his registration as a member of the NASD was revoked on or about September of 1994. Rittereiser has retained counsel for the purpose of setting aside or otherwise rescinding such revocation.

              (f) U.S.A.

         2.   (a) Robert A. Eprile.

              (b) 124 West 60th Street, Ste. 18D, New York, New York  10023.

              (c)  Director  of  the  Issuer,  Director,   President  and  Chief
              Operating Officer of Universal Trading Technologies Corporation, an approximately 80% owned subsidiary of the Issuer.

              (d)  No.

              (e) No.

              (f) United States

         3.   (a) John A. Blohm

              (b) 704 Squires Road, Towson, MD 21286

              (c) Director of the Issuer and Executive Vice President of Universal Trading Technologies Corporation ("UTTC").

              (d) No.

              (e) No.

              (f) U.S.A.

          4.  (a) The Dover Group, Inc.

              (b) 17 Route 37 East, Toms River, NJ 08753.

              (c) Stockholder of the Issuer.

              (d) Not applicable.

              (e) See Item 4 of this Schedule 13D.

              (f) Delaware.

          5.  (a) Dr. F.E. Weimmer, Jr.

              (b) c/o The Dover Group, Inc., 17 Route 37 East, Toms River, NJ 08753.

              (c) Chiropractor. President and Director of The Dover Group, Inc., a stockholder of the Issuer.

              (d) No.

              (e) No.

              (f) U.S.A.

          6.  (a) F.E. Weimmer, Sr.

              (b) c/o The Dover Group, Inc., 17 Route 37 East, Toms River, NJ 08753.

              (c) Retired. Director of The Dover Group, Inc., a stockholder of the Issuer.

              (d) No.

              (e) No.

              (f) U.S.A.

         7.   (a) F.E. Rittereiser, Sr.

              (b) c/o The Dover Group, Inc., 17 Route 37 East, Toms River, NJ 08753.

              (c) Retired. Director of The Dover Group, Inc., a stockholder of the Issuer.

              (d) No.

              (e) No.

              (f) U.S.A.

         8. (a) Tom Rittereiser, as Trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer.

              (b) c/o The Dover Group, Inc., 17 Route 37 East, Toms River, NJ 08753.

              (c) Retired. Director of The Dover Group, Inc., a stockholder of the Issuer.

              (d) No.

              (e) No.

              (f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

     At the time the Reporting Persons received their stock and until recently, none of the Reporting Persons had any plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

     However, recently a number of concerns regarding the Issuer and certain members of the Issuer's management have been raised by Eprile. Such concerns were summarized in letters to the Issuer dated August 21, 1996, August 27, 1996 and August 31, 1996 (the "Letters"). On September 6, 1996, Eprile filed Amendment No. 2 to his Schedule 13D, stating that he believes the issues in the Letters have not been adequately addressed by the Issuer's management and that he would review alternatives with respect to his investment in the Common Stock. In addition, Eprile discussed his concerns with Blohm and Rittereiser.

     The Reporting Persons have concluded that the issues raised in the Letters have not been adequately addressed by the Issuer, and are concerned that the Issuer's management is not taking appropriate measures to protect the interests of the Issuer's stockholders and to enhance the value of the stockholders' investments in the Issuer.

     Because of their concerns, Eprile, Blohm and Rittereiser have jointly engaged legal counsel to review alternatives with respect to their investment positions in the Common Stock, including the advisability of and the available means for seeking increased representation on the Board of Directors and seeking proxies and written consents from other stockholders of the Issuer. No decision with regard to those alternatives has yet been made.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Issuer's Form 10-QSB for the period ending June 30, 1996, the Issuer had issued and outstanding 7,562,500 shares of Common Stock.

     Eprile is the beneficial owner of 750,000 shares or 9.9% of the outstanding Common Stock. Blohm is the beneficial owner of 12,500 shares or 0.17% of the outstanding Common Stock. The shares of Common Stock held by John A. Blohm exclude 350,000 options, 70,000 exercisable on April 1, 1997, 70,000 on April 1, 1998, and 210,000 on April 1, 1999. F.E. Weimmer, Jr., F.E. Weimmer, Sr., and F.E. Rittereiser, Sr. are the beneficial owners of 130,000, 10,000 and 75,000 shares of Common Stock, respectively, or 1.72%, 0.13% and 0.99%, respectively, of the total outstanding Common Stock. As trustee for Alexis J. Rittereiser, Amanda Weimmer and John Weimmer, Tom Rittereiser is the beneficial owner of 110,000 shares or 1.45% of the total shares of Common Stock outstanding. The shares of Common Stock held by Tom Rittereiser as Trustee exclude 40,000 shares owned by Donna Rittereiser, wife of Tom Rittereiser, to which he disclaims beneficial ownership.

     Rittereiser is not the record holder of any shares of Common Stock. However, as Chairman of Dover, Rittereiser may be deemed to be the beneficial owner of the 513,500 shares of Common Stock held of record by Dover, or 6.79% of the outstanding Common Stock. Tom Rittereiser, F.E. Rittereiser, Sr., F.E. Weimmer, Sr., and F.E. Weimmer, Jr. are each directors of Dover and may therefore be deemed to beneficially own the 513,500 shares of Common Stock held of record by Dover. The shares of Common Stock held by The Dover Group, Inc. exclude 260,000 warrants exercisable on May 2, 1997 and expiring on May 2, 2002.

     As disclosed in Item 4, each of the Reporting Persons has had discussions concerning possible alternatives with respect to their holdings of the Common Stock. Therefore, the Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each of the other Reporting Persons, which in the aggregate is 1,601,000 shares of Common Stock or 21.17% of the total shares of Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (b)


                                                                               Dr. F.E.      F.E.          F.E.          Tom
                   Fredric W.      Robert A.      John A.       The Dover      Weimmer,      Weimmer,      Rittereiser,  Rittereiser
                   Rittereiser     Eprile         Blohm         Group, Inc.    Jr.           Sr.           Sr.           as Trustee
                   -----------------------------------------------------------------------------------------------------------------
Sole Power to           -0-        750,000        12,500        513,500        130,000        10,000         75,000       110,000
vote/ direct
vote

Shared Power        513,500            -0-           -0-            -0-        513,500       513,500        513,500       513,500
to vote/direct
vote

Sole Power to           -0-        750,000        12,500        513,500        130,000        10,000         75,000       110,000
dispose/
direct
disposition

Shared Power        513,500            -0-           -0-            -0-        513,500       513,500        513,500       513,500
to dispose/
direct
disposition

          (c) During the past sixty days, the following transactions in the Common Stock were effected:

              On March 15, 1996, Eprile granted to Dover options to purchase 350,000 shares of the Issuer's common stock held by Eprile. The exercise price of the options is $1.50 per share, of which Eprile received $.10 per share in consideration of the grant of the
              options.   Subsequent  to  March  15,  1996,  Dover  assigned  the
              aforesaid options to Antebe Investment Gp. Ltd., which options were exercised on July 2, 1996.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None.

Item 7.   Material to Be Filed as Exhibits

              None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 1996

Fredric W. Rittereiser                      Robert A. Eprile

/s/  Fredric W. Rittereiser                 /s/  Robert A. Eprile


John A. Blohm                               The Dover Group

/s/  John A. Blohm                          /s/  Fredric W. Rittereiser
                                            Name:  Fredric W. Rittereiser
                                            Title:   Chairman

Dr. F.E. Weimmer, Jr.                       F.E. Weimmer, Sr.

/s/  Dr. F.E. Weimmer, Jr.                  /s/  F. E. Weimmer, Sr.



F.E. Rittereiser, Sr.                       Tom Rittereiser as Trustee

/s/  F.E. Rittereiser, Sr.                  /s/  Tom Rittereiser as Trustee